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SEC Mail Processing Section

FEB 27 2020

Washington DC

415

SEC FILE NUMBER

8-46661

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Infinex Investments Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

538 Preston Avenue

(No. and Street)

Meriden	CT	06450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante 206-599-6000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

157 Church Street, 11th Floor	New Haven	CT	06510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.B.

OATH OR AFFIRMATION

I, Stephen P Amarante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinex Investments Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Audit Committee
Infinex Investments, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial condition of Infinex Investments, Inc. and Subsidiary (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 1998.

New Haven, Connecticut
February 25, 2020

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2019

	2019
ASSETS	
Cash and cash equivalents (Note 1 and 2)	$6,421,009
Receivable from clearing broker and insurance carriers (Note 1 and 13)	9,434,323
Other accounts receivable, net of allowance for doubtful accounts of $11,361 (Note 1)	1,700,745
Investments at fair value (Note 3)	16,087,387
Due from related entities (Note 8)	2,631
Deferred compensation plan assets at fair value (Note 3)	2,335,656
Equipment, furniture and software, net of accumulated depreciation and amortization of $2,876,789 (Note 6)	1,262,050
Other assets (Note 1 and 4)	4,609,005
Right of use asset (Note 1 and 10)	460,468
Deferred tax asset (Note 7)	13,740
Prepaid taxes	8,673
Intangible assets, net of accumulated amortization of $3,305,041 (Note 5)	2,225,959
Goodwill (Note 5)	4,402,110
Total assets	$48,963,756
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Commissions payable (Note 1)	$9,510,970
Accounts payable and accrued expenses (Note 12)	3,801,286
Lease liability (Note 1 and 10)	508,674
Securities sold, not yet purchased, at fair value (Notes 3 and 13)	67,829
Deferred revenue (Note 1)	1,200,061
Refund Liability (Note 1)	392,302
Subordinated debt (Note 9)	1,285,716
Accrued interest on subordinated debt (Note 9)	20,891
	$16,787,729
Commitments and Contingencies (Notes 8, 10, 11, and 14)	
Stockholders' Equity (Notes 8,12 and 16)	
Common stock, no par value, $1,000 stated capital value, authorized 250,000 shares; issued - 55,811 shares; outstanding - 38,482 shares	$1,000
Additional paid-in capital	17,132,016
Retained earnings	17,034,603
Less:	
Treasury stock at cost - 17,329 shares	(1,991,592)
	32,176,027
Total liabilities and stockholders' equity	$48,963,756

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex or the Company") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates.

In May 2015, Infinex Financial Holdings Inc. ("Infinex Holdings") was formed and a share exchange took place whereby each Infinex Shareholder exchanged its Infinex Shares for shares in Infinex Holdings equal to the number of shares of Infinex Stock held by each Infinex Shareholder. At that time, Infinex Holdings became the sole shareholder of Infinex.

Infinex sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions, some of which are shareholders. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

Basis of financial statement presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Infinex and its wholly-owned subsidiary BI Investments, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates that are susceptible to material change in the near term relate to the evaluation of intangible assets (customer list, trademark, technology and covenants not to compete) and goodwill for impairment.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of 90 days or less to be cash equivalents. The Company maintains balances with a bank that generally exceed federally insured limits and the Company has uninsured investments with a bank in the form of securities purchased under agreements to resell as described in Note 2. The Company has not experienced any losses from such concentrations.

Securities Owned

Securities owned are valued at fair value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Securities sold, not yet purchased

Securities sold, not yet purchased represents short sales and are reported at fair value with changes in fair value recognized in income. The Company is required to maintain as collateral, cash or other securities, with its clearing broker.

Fair value

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in certain instances, there are no quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.

Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

The Company's fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:

Level 1 Quoted prices in active markets for identical assets and liabilities.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, credit spreads, and market-corroborated inputs.

Level 3 Unobservable inputs shall be used to measure fair value to the extent that relevant observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment.

See Note 3 for additional information regarding fair value.

Revenue recognition

The Company recognizes revenue when it is determined that the customer obtains control of the good or service and the performance obligation has been satisfied.

In certain cases, other parties are involved with providing services to our customers. If the Company is a principal in the transaction, providing services itself or through a third party on its behalf, revenues are reported based on the gross consideration received from the customer and any related expenses are reported gross. If the Company is an agent in the transaction, referring customers to another party to provide services, the Company reports its net fee or commission retained as revenue.

Commissions

Commissions revenue and expense are recognized on the trade date of the underlying securities transactions. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed to and the risks and rewards of ownership have been transferred to/from the customer. Commissions revenue and expense on variable annuity, fixed annuity and insurance products are recognized on the date that the annuity is approved by the insurance carrier and paid for by the owner. Commissions revenue also includes trailing fees paid by product partners for ongoing services and/or advice provided to underlying investor accounts. Trailing fees are recognized as income when collected.

Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue ratably over the period that such services are provided which are distinct from the services provided in other periods. Certain advisory fees are billed in advance and are reported as deferred revenue and certain advisory fees are billed in arrears and are reported as receivables until the services are provided.

Commissions expense represents the amounts of commissions revenue shared with the Company's subscribing financial institutions.

Other services income

Other services income is income primarily on the back office services provided to our customers. As our services are deemed to be a series of distinct services, revenue is primarily recognized ratably over the period that such services are provided. Certain other services are billed in advance and reported as deferred revenue. Deferred Revenue, which is considered a contract liability under Topic 606, represents advanced consideration received from customers for which the Company has a remaining performance obligation to fulfill. Contract liabilities are recognized over time as the performance obligation is satisfied. As of December 31, 2019, approximately $1,200,000 of contract liabilities are included in Deferred revenue which will be recognized over the next twelve months.

Other brokerage income

Other brokerage income is ancillary income on trade execution, advisory services or custody of accounts at our clearing broker dealer. Revenue is recognized as the performance obligation is satisfied. Recognition varies from point in time to over time depending on whether the service is provided once at an identifiable point in time or if the service is provided continually over the contract life.

Receivables from customers

Receivables from customers primarily consist of amounts due for commission revenue from our clearing broker and insurance carriers which was approximately $9,434,000 for commission and advisory fee revenue. In addition, included in other accounts receivable was approximately $1,300,000 that was due from customers and carriers for other services and other brokerage income.

Incremental costs to obtain a customer

Included in other assets are incremental costs to obtain a customer. These consist of advances to subscribers and bonuses paid to employees for obtaining a customer. These are amortized on the straight line method over the life of the expected contract subscriber agreement life which ranges from 5 to 13 years. See note 4 for further discussion of incremental costs to obtain a customer.

Refund liability

Refund liability of approximately $392,000 represents consideration received on some insurance products that are sold but contain a surrender penalty period or a free look period. During those periods, some or all of the commission earned from the sale of those insurance products are subject to a chargeback from the insurance carrier. The refund liability is estimated based on historical chargeback experience. Additionally, approximately $357,000 of a corresponding recovery, from our subscribing banks where the initial trade took place, is included commissions payable.

Share-based compensation

Certain executive officers and employees participate in a restricted stock plan. The period of time during which the restricted stock will remain subject to restrictions is designated in the grant agreements. The Company recognizes share-based compensation based on the grant date fair value over the requisite service period of the individual grants, which is equal to the vesting period. In connection with the share exchange between Infinex and Infinex Holdings in May of 2015, all shares in the restricted stock plan of Infinex were also exchanged for shares of Infinex Holdings. Since the shares are awarded and earned based on the efforts of the employee at Infinex, the related share-based compensation costs continue to be reported as an expense of Infinex.

Equipment, leasehold improvements, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the lease life or the estimated useful life of the improvement.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases, which was adopted effective January 1, 2019. The Company elected to adopt the package of practical expedients, which among other things, does not require reassessment of lease classification. The Company is a lessee in several noncancelable operating leases for office space, automobiles and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has made an accounting policy election for office space and automobiles to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component. For office equipment (copiers and fax machines), the Company has made an accounting policy to separate lease components of a contract from its associated non-lease components (lessor-provided maintenance).

See footnote 11 for additional information regarding leases.

Goodwill and other intangible assets

Goodwill represents the cost of acquired assets in excess of values ascribed to identifiable net assets. Goodwill is not subject to amortization.

Intangible assets represent Customer Lists, Technology, Covenants Not to Compete and Trademark. These assets are being amortized using the straight-line method over the estimated useful lives of the related intangible, which range from two to thirteen years.

For goodwill, the Company follows the accounting guidance that prescribes a two-step process for impairment testing of goodwill, which is performed on October 31st annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. Definite lived intangible assets such as customer lists, are reviewed for impairment whenever facts and circumstances indicate that the carrying amounts of such assets may be impaired. No indicators of goodwill or other intangible asset impairment were identified for the year ended December 31, 2019.

Income taxes

In May 2015, the Company became a wholly owned subsidiary of Infinex Holdings and is a member of a group that files consolidated federal and state income tax returns, as applicable, commencing in 2015. In connection therewith, the Company and Infinex Holdings will enter into a Tax Allocation Agreement (the "Agreement") under which each member of the group will adopt the separate return method of allocating current and deferred taxes as if the member was a separate taxpayer. Pending the finalization of the Agreement, the Company and Infinex Holdings have adopted the separate return method of allocating current and deferred taxes as their accounting policy.

Under this method, income taxes payable to, or refundable from, the applicable tax authorities are recognized in the financial statements of Infinex Holdings who is the taxpayer for income tax purposes. Under the terms of the Agreement, the Company computes its separate tax asset or liability as if it had filed separate tax returns and may receive from, or remit to, Infinex Holdings, any related tax benefit or cost realized by Infinex Holdings, as a result of the Company's inclusion in the consolidated Infinex Holdings tax returns, except with regard to a tax loss for which the Company would not be entitled to a current refund. Under such circumstances, such tax loss represents a loss carryforward whose realization is assessed on a separate entity basis.

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement of income.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities.

The Company's open tax years subject to examination by the relevant taxing authorities are 2016, 2017 and 2018. The Company has no liabilities for uncertain tax positions at December 31, 2019.

Recent Accounting Pronouncements

In February 2016, The Financial Accounting Standards Board issued ASU 2016-02, *Leases,* which replaces the existing guidance in ASC 840. The new standard establishes a right-of-use model that requires a lessee to record a right-of–use asset and a lease liability on the balance sheet for all leases. ASU 2016-02 provides that a Company can adopt a policy to exclude leases with terms of 12 months or less from this new guidance. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. In January 2018,

Accounting Standards Update No. 2018-01, "Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842 ("ASU 2018-01") was issued to address concerns about the costs and complexity of complying with the transition provisions of ASU 2016-02. In July 2018, Accounting Standards Update No. 2018-10, "Codification Improvements to Topic 842, Leases" ("ASU 2018-10") was issued to provide more detailed guidance and additional clarification for implementing ASU 2016-02. Also in July 2018, Accounting Standards Update No. 2018-11, "Targeted Improvements" ("ASU 2018-11") was issued and allows for an optional transition method in which the provisions of Topic 842 would be applied upon the adoption date and would not have to be retroactively applied to the earliest reporting period presented in the consolidated financial statements. The Company elected this optional transition method for the adoption of Topic 842. These ASUs were effective for annual periods beginning after December 15, 2018.

The Company adopted the new lease standard on January 1, 2019 by recognizing the cumulative effect of initially applying the new standard as an increase of approximately $20,000 to the opening balance of retained earnings. See note 10 for additional information.

In June 2016, The Financial Accounting Standards Board issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments among other provisions.* This ASU requires the allowance for credit losses to reflect management's current estimate of credit losses that are expected to occur over the remaining life of a financial asset. This ASU is effective for fiscal years beginning after December 15, 2019.

The Company will adopt ASU 2016-13 on January 1, 2020 by recognizing the cumulative effect of initially adopting the new standard as a decrease to the opening balance sheet of retained earnings. The effect of adoption of ASU 2016-13 was immaterial.

In January 2017, the Financial Accounting Standards Board issued ASU 2017-04, *Intangibles- Goodwill and Other (Topic 350),* which guidance simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 (which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill to the carrying amount of that goodwill) from the goodwill impairment test. A goodwill impairment loss will be the amount by which a reporting unit's carrying value exceed the carrying value, not to exceed the carrying amount of goodwill. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The guidance will be effective for annual reporting periods beginning after December 15, 2019 and early adoption is permitted. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its consolidated financial statements and related disclosures.

In August 2018 , the Financial Accounting Standards Board issued ASU 2018-13, *Fair Value Measurement (Topic 820); Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,* which improves the effectiveness of ASC 820's disclosure requirements. The guidance will be effective for annual reporting periods beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact that ASU 2018-13 will have on its consolidated financial statements and related disclosures.

In August 2018, the Financial Accounting Standards Board issued ASU 2018-15, *Intangibles- Goodwill and Other – Internal Use Software (Topic 350),* Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract" to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with those requirements that currently exist in GAAP for capitalizing implementation costs incurred to develop or obtain internal-use software. Implementation costs would either be capitalized or expensed as incurred depending on the project stage. All costs in the preliminary and post-implementation project stages are expensed as incurred, while certain costs within the application development stage are capitalized. The provisions under ASU 2018-15 can either be applied retrospectively or prospectively. ASU 2018-15 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The adoption of ASU 2018-15 is not

expected to have a material impact on the Corporation's consolidated financial statements and related disclosures.

Note 2. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third-party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At December 31, 2019, the total amount of securities purchased under agreements to resell was approximately $6,356,000. The Company is required to maintain a target balance of cash on deposit of $100,000 with financial institutions following a security transaction. All amounts above the target balance are not considered bank deposits and accordingly are not insured by the FDIC.

Note 3. Fair Value

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. As defined, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy described in Note 1. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

The following tables provide the assets and liabilities carried at fair value and measured at fair value on a recurring basis as of December 31, 2019, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	Balance as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Investment securities:				
Fixed Income:				
Government	$ 16,052,387	$ -	$ 16,052,387	$ -
REIT				
Healthcare Trust	35,000	-	-	35,000
Total investment securities	$ 16,087,387	$ -	$ 16,052,387	$ 35,000
Deferred compensation plan assets:				
Stocks:				
Large Cap	$ 318,787	$ 318,787	$ -	$ -
Mid Cap	108,015	108,015	-	-
Utility	74,130	74,130	-	-
International	23,837	23,837	-	-
Mutual Funds:				
Fixed Income	31,269	31,269	-	-
Large Cap	49,890	49,890	-	-
Diversified Equity	50,957	50,957	-	-
Equity Sector	315,533	315,533	-	-
International	126,573	126,573	-	-
ETF's:				
Fixed Income	174,361	174,361	-	-
Large Cap	81,794	81,794	-	-
Mid Cap	8,645	8,645	-	-
International	143,556	143,556	-	-
Equity Sector	230,674	230,674	-	-
Total deferred compensation plan assets:	$ 1,738,021	$ 1,738,021	$ -	$ -
Cash and cash equivalents included in deferred compensation plan assets	597,635	597,635		
Total deferred compensation assets	$ 2,335,656	$ 2,335,656		

	Balance as of December 31, 2019	in Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
LIABILITIES				
Security sold, not yet purchased:				
Stocks:				
Mid Cap	$ 67,829	$ 67,829	$ -	$ -
Total	$ 67,829	$ 67,829	$ -	$ -

The contractual maturities of U.S. Treasuries as of December 31, 2019 were as follows:

Less than 12 months	$ 16,052,387
After 1 but within 5 years	-
	$ 16,052,387

Where there is an active market, securities are classified within Level 1 of the valuation hierarchy. The Company's Level 1 securities include stocks, mutual funds, and ETFs, which are assets of the Company relating to its Supplemental Deferred Compensation Savings Plan. See Note 12 for additional information regarding this Plan. If quoted prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics or interest rates and yield curves observable at commonly quoted intervals and are classified using Level 2 of the valuation hierarchy. Level 2 securities include U.S. Treasuries. Level 3 securities include non-traded REITS whereby unobservable inputs are used to measure fair value. Fair values are estimated utilizing discounted cash flow methods and sales comparison approach by independent valuation specialists.

Note 4. Other Assets

	Amount
Deposits	$ 268,092
Insurance premiums receivable under split dollar life agreement	381,418
Incremental costs to obtain a customer	2,568,534
Prepaid expenses	1,307,711
Other	83,250
Total other assets	$ 4,609,005

Incremental costs to obtain a customer consist of advances to subscribers and bonuses paid to employees for obtaining a customer. These are amortized on the straight-line method over the life of the expected contract subscriber agreement life which ranges from 5 to 13 years.

Note 5. Goodwill and Intangible Assets

The carrying amount of goodwill at December 31, 2019 is as follows:

	Amount
Goodwill	$ 4,402,110

There was no impairment loss for the year ended December 31, 2019.

Intangible assets were comprised of the following at December 31, 2019:

Customer list	$ 5,248,000
Trademark	83,000
Technology	131,000
Covenants not to compete	69,000
Less accumulated amortization	(3,305,041)
Net carrying amount	$ 2,225,959

Note 6. Equipment, Furniture and Software

At December 31, 2019, equipment, furniture and software consisted of the following:

	Amount
Equipment and software	$ 2,983,246
Furniture and fixtures	461,628
Leasehold improvements	693,965
	4,138,839
Less accumulated depreciation and amortization	(2,876,789)
Total	$ 1,262,050

Note 7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2019:

		Amount
Deferred tax assets:		
Intangible assets	$	194,234
Deferred compensation		451,212
Deferred revenue		10,888
Lease liability		129,573
Total gross deferred tax assets		785,907
Deferred tax liabilities:		
Goodwill		(386,170)
Equipment, furniture and software		(215,703)
Right of use asset		(117,294)
Other assets		(53,000)
Total gross deferred tax liability		(772,167)
Net deferred tax asset	$	13,740

Note 8. Other Related Party Transactions

At December 31, 2019, the Company had cash on deposit of approximately $100,000, and agreements to purchase securities under agreements to resell of approximately $6,356,000 with a financial institution, who is also a shareholder of Infinex Holdings.

The Company processed and paid approximately $8,400 of expenses for Infinex Holdings in 2019. In addition, the Company provided cash advances of approximately $780,000 and received reimbursements of approximately $950,000 from Infinex Holdings for the year ended December 31, 2019. In addition, Infinex Holdings paid $350,000 of expenses for the Company which, the Company reimbursed to Infinex Holdings for the year ended December 31, 2019. The amount due from Infinex Holdings at December 31, 2019 was approximately $2,600.

For the year ended December 31, 2019, the Company paid dividends of $950,000 to Infinex Holdings.

In addition, with respect to a line of credit at Infinex Holdings, a pledge of a 51% security interest of the issued and outstanding capital stock of Infinex was granted.

As described in Note 1, in connection with the share exchange between Infinex and Infinex Holdings in May 2015, all shares in the restricted stock plan of Infinex were also exchanged for shares of Infinex Holdings. Since the shares are awarded and earned based on the efforts of the employee at Infinex, the related share-based compensation costs continue to be reported as an expense of Infinex. For the year ended December 31, 2019 compensation expense credited to additional paid in capital approximated $266,000 and the related windfall tax benefit of approximately $203,800. See note 12 for additional information regarding the Restricted Stock Plan.

For the year ended December 31, 2019 approximately $63,000 was paid to a related party of a shareholder and Executive Officer for various business expenses. The Company also recognized approximately $2,000 of dues to two of the bank associations who were also shareholders.

In addition, approximately $5,000 was paid to a shareholder for bank fees and the Company received approximately $45,200 in interest income from the same shareholder for the year ended December 31, 2019.

Note 9. Subordinated Debt

In November 2015, the Company received proceeds from a $3,000,000 subordinated loan from its' clearing firm with interest at the Alternate Base Rate, which is equal to the higher of the Prime Rate or the Fed Funds Effective Rate, plus 5% (9.75% at December 31, 2019). Under the terms of the loan, principal is payable in seven equal annual installments of $428,571, plus accrued interest if not otherwise forgiven as described herein. Under the terms of the agreement, on each anniversary of the closing date and on the scheduled maturity date, one seventh of the total loan and all interest amounts that have accrued on the loan shall be forgiven as long as an event of default has not occurred, an event of acceleration has not occurred, the clearing agreement has not been terminated and the lender has received revenue under the clearing agreement over the prior twelve months of a minimum of $750,000. As of December 31, 2019, the Company is in compliance with the terms of the subordinated debt agreement and expects to continue to comply with all the terms related to the forgiveness of the loan and related accrued interest. For the year ended December 31, 2019, the Company recognized income of $428,571 related to the forgiveness of principal. For the year ended December 31, 2019, the Company recognized income of $177,857 for the forgiveness of interest. For the year ended December 31, 2019, $169,464 of interest expense was charged to operations.

The following payments are required under the terms of the subordinated loan agreement unless forgiven:

Year Ending	Amount
2020	428,571
2021	428,571
2022	428,574
	$ 1,285,716

This loan is subordinated to the claims of creditors, and qualifies as an addition to net capital under Rule 15c3-1 of the Securities and Exchange Commission. In the event of the Company not meeting the threshold for forgiveness, repayment is dependent on the Company meeting certain minimum net capital requirements and approval from FINRA.

Note 10. Leases

The Company has obligations as a lessee for office space, automobiles and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. Some of these leases contain renewal options for periods ranging from 3 to 5 years. Because

the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from the lease payments. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

For office space and automobiles, the Company has elected to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component. For office equipment (copiers and fax machines), the Company has elected to account for separate lease components of a contract from its associated non-lease components (lessor-provided maintenance) whose costs were obtained from the lessor.

The implicit interest rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The weighted average discount rate used to discount operating lease liabilities at December 31, 2019 was 5.70%.

As of December 31, 2019, the weighted average remaining lease term for operating leases was 2.06 years.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions of ROU assets resulting from reductions to lease obligations include amounts added to or reduced form the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

Year Ending		Amount
2020	$	349,836
2021		129,133
2022		47,796
2023		6,334
Total undiscounted lease payments	$	533,099
Less imputed interest		(24,425)
Total lease liability	$	508,674

Note 11. Commitments and Contingencies

Employment agreements

The Company entered into an employment agreement with its Chief Executive Officer (the "CEO Agreement") for the period January 1, 2002 through December 31, 2004, with automatic one-year renewals on the first day of January each year thereafter. The CEO Agreement provides for an initial stipulated base

salary and is reviewed annually in November. In addition to the base salary, the CEO Agreement also provides for additional incentive compensation.

On January 22, 2002, the Company entered into a Split Dollar Agreement with its Chief Executive Officer. Under the terms of this agreement, the Chief Executive Officer purchased a life insurance policy and the Company pays all of the premiums annually as they become due. The Company retains an interest in the policy which is the lesser of the policy's cash value or the sum of premiums paid and is included in the financial statements in other assets (see Note 4). In the year ended December 31, 2019, $17,801 of premiums were paid on the policy.

On April 1, 2004, the Company entered into an employment agreement with its Senior Executive Vice President (the "SEVP Agreement") for the period April 1, 2004 through March 31, 2007, with automatic one-year renewals on the first day of April each year thereafter. The SEVP Agreement provides for an initial stipulated base salary, which is reviewed annually.

On March 1, 2016, the Company entered into an employment agreement with its Executive Vice President (the "EVP Agreement") for the period March 1, 2016 through February 28, 2018, with automatic one-year renewals on the first day of March each year thereafter. The EVP Agreement provides for an initial stipulated base salary which will be reviewed annually in December. In addition to the base salary, the EVP agreement also provides for additional incentive compensation.

Clearing Firm

The Company has entered into an agreement with its clearing firm that includes cost reimbursement and certain early contract termination fees through 2023. The termination fees are as follows:

Year Ending	Amount	
2020	$	2,600,000
2021	$	2,000,000
2022	$	1,600,000
2023	Reasonable and documentable deconversion related expenses	

The Company has no intention of terminating their agreement with their clearing firm.

Litigation, claims and assessments

In the normal course of business, the Company is involved in various matters relating to claims and assessments. In the opinion of management, any liabilities that may arise as a result of such claims or assessments, will not have a material adverse effect, individually or in the aggregate, on the Company's financial position or results of operations.

Note 12. Employee Benefits

401(k) Profit Sharing Plan

On January 1, 2008 the Company adopted a 401(k) Profit Sharing Plan ("the Plan"). The Plan covers all employees meeting specific eligibility requirements. Under the Plan, employees voluntarily contribute certain amounts through salary deferral accounts in an amount not to exceed annual limitations imposed by the IRS. The Plan provides a non-elective contribution equal to 3% of the employees' compensation for the Plan Year. In addition, the Company can elect to contribute an additional discretionary amount, to be allocated by employee groups, in any Plan year.

Supplemental Deferred Compensation Savings Plan

Effective December 2011, the Company implemented a Supplemental Deferred Compensation Savings Plan ("the Deferred Compensation Plan"). The Deferred Compensation Plan covers members of the Board of Directors and eligible employees. Under the Deferred Compensation Plan, the Board of Directors and eligible employees voluntarily contribute eligible compensation. In addition, the Company can elect to contribute a discretionary amount, to be allocated to Board members or employees, based on its discretion, in any Plan year. Employer contributions to the Deferred Compensation Plan are 100% vested on December 31st of the third consecutive calendar year following the Employer contributions or according to the vesting schedule declared for the specific contributions. At December 31, 2019, the obligation of the Supplemental Deferred Compensation Plan of $1,948,000 is included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

Restricted stock

Effective December 2013, the Company adopted a Restricted Stock Plan (the "Stock Plan"). The Stock Plan provides awards to certain executive officers and employees who are deemed eligible by the Board of Directors. The maximum number of shares of stock for which Restricted Stock Grants may be made under the Stock Plan is 8,693.

The initial grants of 6,519 awarded in 2013, will be time vested over seven years, with initial vesting on the date of grant. The Company recognizes share-based compensation for restricted stock awards to its employees by measuring such awards at their grant date fair value. Share-based compensation is recognized ratably over the requisite service period, which is equal to the vesting period. The Company recognized approximately $266,000 of share-based compensation expense related to the vesting of restricted stock awards for the year ended for the year ended December 31, 2019. For the year ended December 31, 2019, the total fair value of shares vested was approximately $1,026,000. For the year ended December 31, 2019, approximately $203,800 of the tax benefit was considered a windfall benefit.

A summary of the status of the Company's unvested restricted stock at December 31, 2019 and the changes during the year then ended is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
December 31, 2018	1,573	$ 337
Granted	-	-
Vested	(789)	-
Non-vested stock awards at end of the year	784	$ 337

While all of the shares granted under the Plan have been issued, they are held in escrow by the Company and will be released as vesting occurs and forfeiture provisions expire. At December 31, 2019, 784 shares remain held in escrow by the Company.

Recipients of shares granted under the Plan have all the rights of a shareholder, including the right to vote and receive dividends.

Note 13. Securities Sold, Not Yet Purchased

The Company sold securities short with a fair value of $67,829 for the year ended December 31, 2019. Cash and other securities on deposit with the Company's clearing organization exceeded $67,829 at December 31, 2019.

Note 14. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 15. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2019 and through the time the financial statements were issued on February 25, 2020 for potential recognition or disclosure in the financial statements.

Note 16. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital (as defined) of approximately $18,381,000, which was in excess of its required net capital by approximately $17,382,000. The Company's net capital ratio at December 31, 2019, was 0.81 to 1.

Infinex Investments, Inc. and Subsidiary

CONSOLIDATED FINANCIAL REPORT
December 31, 2019



Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Infinex
FINANCIAL GROUP

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Audit Committee
Infinex Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Infinex Investments, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including two wire transfers in the amounts of $31,342 and $33,191, noting no differences.

b. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the Form X-17A-5 for the periods ended March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019, system–generated supplemental statement of income internal financial statements for the period January 1, 2019 through December 31, 2019, and product statistic reports from the Pershing System for the period January 1, 2019 through December 31, 2019, noting no differences.

d. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the Form X-17A-5 for the periods ended March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019, system–generated supplemental statement of income internal financial statements for the period January 1, 2019 through December 31, 2019, and product statistic reports from the Pershing System for the period January 1, 2019 through December 31, 2019, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, is not intended to be, and should not be used by anyone other than these specified parties.

RSM US LLP

New Haven, Connecticut
February 25, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Infinex Investments, Inc
538 Preston Ave
Meriden, CT 06450-4851

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Margaret Goz 203-599-6025

2. A. General Assessment (item 2e from page 2) $64,533

B. Less payment made with SIPC-6 filed (exclude interest) (31,342)

July 24, 2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 33,191

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $33,191

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $33,191

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Infinex Investments, Inc.
(Name of Corporation, Partnership or other organization)

Margaret C Goz
(Authorized Signature)

CFO
(Title)

Dated the 25 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$153,615,830
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	109,822,542
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	602,082
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $169,463	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	169,463
Total deductions	110,594,087
2d. SIPC Net Operating Revenues	$43,021,743
2e. General Assessment @ .0015	$64,533
	(to page 1, line 2.A.)

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Audit Committee
Infinex Investments, Inc.

We have reviewed management's statements, included in the accompanying Infinex Investments, Inc. and Subsidiary Exemption Report in which (a) Infinex Investments, Inc. and Subsidiary identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Infinex Investments, Inc. and Subsidiary claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the exemption provisions) and (b) Infinex Investments, Inc. and Subsidiary stated that Infinex Investments, Inc. and Subsidiary met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Infinex Investments, Inc. and Subsidiary management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Infinex Investments, Inc. and Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

New Haven, Connecticut
February 25, 2020

Infinex Investment's Exemption Report

Infinex Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2) ii

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from the period January 1, 2019 through December 31, 2019 except as described below.

- On February 14, 2019 one customer check was received for deposit in the amount of $100,367.94 that was not promptly sent to the product company.
- On February 22, 2019 two customer checks were received for deposit in the amount of $25,000.00 and 38.943.08 that were not promptly sent to the product company.
- On March 05, 2019 fourteen stock certificates for a total of 6,929 shares of stock were not promptly sent to the clearing firm.
- On April 02, 2019 two customer checks were received for deposit in the amounts of $6,500.00 and $6,500.00 that were not promptly sent to the clearing firm.
- On April 10, 2019 two customer checks were received for deposit in the amounts of $6,500.00 and $6,500.00 that were not promptly sent to the clearing firm.
- On April 11, 2019 two customer checks were received for deposit in the amounts of $6,500.00 and $6,500.00 that were not promptly sent to the clearing firm.
- On May 03, 2019 one customer check was received for deposit in the amount of $20,000.00 that was not promptly sent to the clearing firm.
- On May 06, 2019 one customer check was received for deposit in the amount of $36,023.64 that was not promptly sent to the product company.
- On June 15, 2019 one customer check was received for deposit in the amount of $60,583.98 that was not promptly sent to the clearing firm.
- On September 09, 2019 one customer check was received for deposit in the amount of $500,013.00 that was not promptly sent to the clearing firm.
- On October 25, 2019, one customer check was received for deposit in the amount of $116,040.34 that was not promptly sent to the clearing firm.

- On October 28, 2019, one customer check was received for deposit in the amount of $3,500.00 that was not promptly sent to the clearing firm.
- On December 05, 2019, one customer check was received for deposit in the amount of $52,322.93 that was not promptly sent to the clearing firm.

(3) The company claimed an exemption from the provisions of 17 C.F.R. § 240.15c3-3(k) from the period of January 01, 2019 through December 31, 2019 under the provisions of FINRA Regulatory Notice 15-23 and as outlined in an SEC no-action letter addressed to NYLife dated March 12, 2015 regarding sales of securities on a subscription-way basis.

(4) The company claimed an exemption from the provisions of 17 C.F.R. § 240.15c3-3(k) from the period of January 01, 2019 through December 31, 2019 under the provisions outlined in an SEC no-action letter addressed to MetLife Securities dated July 19, 2016 regarding sales of securities where a broker-dealer is presented with checks made payable to a third party.

Infinex Investments, Inc.

I, Stephen P. Amarante, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: President

2/25/2020
Date

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

EXEMPTION REPORT
DECEMBER 31, 2019